

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2010

Dr. Philip Arlen
Chief Executive Officer
Neogenix Oncology, Inc.
445 Northern Boulevard, Suite 24
Great Neck, NY 11021

Re: **Neogenix Oncology, Inc.**
       Amendment No. 1 to Registration Statement on Form 10-12G
       Filed June 14, 2010
       File No. 000-53963

Dear Dr. Arlen:

We have reviewed your amended Form 10 and response letter each filed June 14, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We have reviewed your response to prior comment 4. Your response indicates that the statement on page 3 "Many scientists and physicians believe that mAbs are an ideal biological agent to use to treat cancers because they are thought to be highly specific to the epitope they recognize; they are believed to be well tolerated when humanized from the animal form..." was deleted since it was management's belief. However, this statement still appears on page 3. Please either delete the statement or clarify that it is management's belief and explain the basis for management's belief.

Industry and Market Data, page ii

2. We have reviewed your response to prior comment 5. The statements "they do not guarantee the accuracy or completeness of such information" and "we have not independently verified such data" implies that you are not taking liability for the

statistical and other industry and market data included in your registration statement. It is not appropriate to state or imply that you do not have liability for the statements in your registration statement. Please delete these statements or include a statement specifically accepting liability for these statements.

Item 1. Business, page 1

Our Company, page 1

3. We have reviewed your response to prior comment 13. Please expand your disclosure regarding your agreements with Dr. Ariel Hollinshead to disclose the value of the founder shares and options to purchase shares of common stock which you issued under this agreement, which of your product candidates are dependent on the assets acquired and when your obligation to pay royalties terminates. Similarly, please expand your disclosure of your agreement with International Bio-Immune Systems to disclose the value of the shares and warrant to purchase shares of common stock which you issued under this agreement and which of your product candidates are dependent on the assets acquired.

Neogenix Oncology: Our Distinctive Approach, page 3

4. We have reviewed your response to prior comment 14. Please expand your disclosure to disclose that you have not yet determined whether you have exclusive rights to the tumor associated antigens.

Product Development and Commercialization Plan, page 4

5. Please expand your disclosure to define intravascular hemolysis and ANOVA the first time you use such terms.

6. In response to prior comment 9, you disclose that you have not entered into a commercial license agreement with Selexis, but the period to exercise the option terminates in late July 2010. Please confirm that if you enter into a license agreement, you will disclose the aggregate amounts paid to date under the license agreement, the potential aggregate milestone payments under the license agreement and the royalty percentage or a range of ten percent or less in which the royalty percentage falls.

Item 1A. Risk Factors, page 17

"Any failure by our collaborative partners and other third-parties on which we rely to adequately produce and test our cell lines…" page 19

7. We have reviewed your response to prior comment 22. You disclose that "the loss of certain of these relationships could have an adverse material impact on our business." It

appears from your response letter that you are only substantially dependent on your agreements with Selexis. Please revise your risk factor to clarify that you are only substantially dependent on Selexis.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 28

8. In response to prior comment 24, you disclose on page 28 that Philip Arlen, Peter Gordon and Myron Arlen hold options to acquire 3,700,000 shares of your common stock. Pursuant to Item 403(b) of Regulation S-K, please revise your table to include footnote disclosure of the amount of shares which each person in the table has the right to acquire.

Item 2. Financial Information, page 30

Management's Discussion and Analysis, page 30

Critical Accounting Policies and Estimates, page 30

9. Refer to your response to prior comment 27. You disclose in Note C[5] to the Financial Statements that you accrue (research and development) expenses based on factors such as estimates of work performed, costs incurred and other events, and accrued research costs are subject to revisions as projects progress to completion. Please revise your critical accounting policies and estimates disclosure to include the judgments and uncertainties affecting the application of your research and development accounting policy and the likelihood that materially different amounts would be reported under different conditions or using different assumptions.

Results of Operations, page 31

Three Months Ended March 31, 2010 Compared to Three Months Ended March 31, 2009, page 31

Research and development expenses, page 31

10. Refer to your response to prior comment 26, and revise your disclosure to address the following:

- You disclose it is estimated that less than 5% of total research and development costs are associated with long term development associated with the development of your second monoclonal antibody, h16C3. Please revise your disclosure to clarify whether the remaining 95% of research and development costs relate to your NPC-1C product candidate, and if this percentage relates to total research and development costs incurred since inception, and if not, specify the related periods.

- You disclose that research and development costs are not maintained by project. However, it appears that you have incurred expenses related to only two projects, and you evaluate the status of these projects in a manner that allows you to estimate costs to complete and costs incurred to date at a project level. Please disclose the costs incurred during each period presented for each project, and if you cannot disclose these amounts because you do not maintain research and development costs by project, explain in your disclosure why you do not maintain and evaluate research and development costs by project.
- You disclose the anticipated completion date of development work on your first product candidate, NPC-1C, is December 31, 2010. Please reconcile this with your disclosure that material cash flows from this project are not anticipated to occur until the completion of FDA approved clinical trials, which you believe to be no earlier than the end of 2012.
- The risks and uncertainties associated with completing development on schedule and the consequences to operations, financial position and liquidity if the project is not completed timely.

Financial Statements, page F-1

Notes to Financial Statements, page F-12

Note J – Commitments and Other Matters, page F-27

[2] Research contracts, page F-28

11. Please revise your disclosure to include your cash obligations under your agreement with Selexis. At a minimum, disclose aggregate payments due, their timing, and events triggering their payment. Where uncertainties prevent making a reasonable estimate of the obligations, explain those uncertainties.

[3] Asset contribution agreement, page F-28

12. Based on your disclosure on page 2 it appears that the agreement with Dr. Hollinshead was amended in May 2006. Please revise your disclosure to provide the material terms of the May 2006 amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Staci Shannon at (202) 551-3374 or Don Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: John C. Partigan
        Mark A. Kass, Esq.
        Samuel E. Feigin, Esq.
        Nixon Peabody LLP
        401 9th Street, NW
        Suite 900
        Washington, DC 20004